

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 20, 2009

Mr. John A. Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, NY 10019

> **Re: United Refining Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A, Amendment No. 1**
> **Filed November 10, 2009**
> **Response Letter Dated November 10, 2009**
> **File No. 1-33868**

Dear Mr. Catsimatidis:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A, Amendment No. 1

General

1.   Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or "your" refer to United Refining Energy Corp., Chaparral Energy, Inc. or their respective affiliates, depending on the context.

2.   Please update disclosure to provide current information throughout your document, eliminating blanks where such information is known. Where such information is subject to change, you may so indicate by the use of brackets.

Proposed Timing and Related Issues

3.   We note your responses to prior comments 4 and 9 and reissue the comments
        since your supplemental response assumed clearing comments on the preliminary
        proxy statement by November 17, 2009. Please provide us with updated
        information as to your proposed timing, including whether you intend to use
        expedited delivery methods to send out your materials to security holders, as well
        as, which security holders will receive soliciting materials via expedited delivery
        methods. Please also ensure your discussion provides an analysis as to why you
        believe your time frame in sending out your soliciting materials is timely and
        provides stockholders and warrant holders sufficient time to make informed
        voting decisions.

4.   We note your statement at the bottom of page 79 that "In order to validly make a
        warrant election, a holder of Company units must first separate the units into the
        component Common Stock and Public Warrants in order to validly deliver the
        Public Warrants to the warrant agent." As part of your response on timing issues,
        please explain the timing parameters relating to this step, and whether this can be
        done electronically.

5.   We note your response to our prior comment 6, in which you state that "the
        Company has made a determination not to seek stockholder approval of an
        extension of the Company's corporate existence beyond December 11, 2009."
        However, we note disclosure in the amended preliminary proxy statement that
        continues to suggest the possibility of an extension. For example, such disclosure
        is included at the bottom of page 7. Please advise.

6.   We note your response to our prior comment 8. However, you have not updated
        the disclosure on page 8, which discusses the process for redemption only in
        terms of marking a paper proxy card or submitting a request in writing ("You may
        exercise your redemption rights either by checking the box on the proxy card or
        by submitting your request in writing …"). Please provide consistent disclosure
        throughout your document regarding the various methods available for voting and
        exercising redemption rights.

Other General Comments

7.   We note your revised disclosure regarding the delay in exercisability of the
        warrants from immediately upon consummation of the Transaction until such time
        as a post-effective amendment to your registration statement relating to your
        initial public offering is declared effective. Please disclose the purpose of such
        post-effective amendment and your anticipated timing for filing the post-effective
        amendment. In addition, please describe your obligations with respect to
        maintaining an effective registration statement.

8.   Please provide an analysis explaining why you believe the proposed changes to the warrants are not so significant that they constitute the issuance of new securities. Explain to us why you believe that registration under the Securities Act of 1933 is not required. If you are relying on an exemption from registration, identify such exemption and describe the factual basis for the exemption.

9.   Please provide in the notices to your securityholders a cross-reference to the more detailed disclosure that begins on page 69 regarding the courses of action available to securityholders.

10.   Please clarify in the forepart of your filing that the proposed amendments to the warrant agreement may result in the mandatory redemption of some outstanding warrants.

11.   We note your response to our prior comment 12 and reissue the comment. For example, we note that the Charter Amendment Proposals are numbered 2(i), 2(ii), etc. in the Notice of Special Meeting of Stockholders but are numbered 2A, 2B, etc. in the Proxy Card.

12.   We note your disclosure that in the event the minimum funds closing condition is waived, $250 million may not be available and, in fact, the amount available may be as little as $215 million (the minimum amount permitted by the term sheet for Chaparral's post-closing credit facility, which is expected to replace its current credit facility). We also note your disclosure regarding the enumerated uses of the funds in trust. It appears that such amounts could result in less than $215 million being available. Please advise. In addition, in each instance where you indicate that the funds available for working capital may be less than $250 million, please indicate what the absolute minimum amount of funds would be.

13.   We note your responses to our prior comments 23 and 24, and we note your statement on page iv that "… a vote in favor of the Merger Proposal or the exercise of redemption rights by stockholder [sic] will preclude a stockholder's ability to bring a claim for rescission or sustain a claim for damages." Please provide us with detailed support for this assertion and similar statements elsewhere in the document (such as on pages 71 and 72).

Questions and Answers about the Proposals for Company Warrantholders and Stockholders, page 1

Why is the Company Proposing the Warrant Amendment Proposal?, page 5

14.   Please disclose in this section the potential disadvantages of the proposed changes to the terms of the warrant agreement.

15.   It appears from your response to our prior comment 15 that the amendments to the warrant agreement are being proposed, in part, to prevent a change of control under Chaparral's 8 ½% senior note indenture. Please provide related disclosure in this section.

16.   Please add a question and answer after "Why is the Company Proposing the Warrant Amendment Proposal? at page 25 to describe the material proposed changes to the warrant agreement. Please provide a tabular comparison of the warrant terms before and after the proposed transactions.

How did the Company determine the terms of the Warrant Amendment Proposal?, page 5

17.   We note your response to our prior comment 30 and reissue the comment. Please address directly the issue of how the company or its advisors determined the warrant redemption price. In addition, please describe in this section the fees and other compensation that your advisors may receive upon consummation of the transaction.

Summary, page 14

18.   We note your disclosure at page 14 that upon consummation of the Transaction, the units will cease to trade. This does not appear to be consistent with your disclosure in the prospectus from your initial public offering that indicates that securityholders would have the ability to trade your securities as units until such time as the warrants expire or are redeemed. Please advise.

Amendments to the Bylaws of the Company, page 18

19.   We note your response to our prior comment 35 and reissue such comment in part. Please provide a brief description in this section of the material changes to the by-laws that your board intends to adopt in connection with the transaction. For example, and without limitation, please describe the changes to the rights of shareholders with respect to the removal of directors.

The Merger Proposal, page 17

<u>Certain Benefits of the Company's Directors and Officers and Others in the Transaction, page 21</u>

20.   We note your response to our prior comment 38. Please provide in this section a cross-reference to the more detailed discussion of the employment agreement with Mr. Catsimatidis that is provided on pages 224 to 225.

<u>Actions That May Be Taken to Secure Approval of the Company's Warrantholders and Stockholders, page 23</u>

21.   We note your disclosure that there is no ceiling on the amount that may be taken from the trust account for the purpose of purchasing Public Shares, other than to the extent such amounts reduce the amount in the trust account below that which is required as a condition to the closing of the Transaction. Because the minimum funds condition may be waived by Chaparral, please revise to state expressly, if true, that funds will be not be taken from the trust account for this purpose unless at least $250 million will be available from the trust fund for working capital.

22.   In your response to our prior comment 39, you state that "the Revised Proxy Statement (page 24) discloses that funds from the trust account would only be used for the purchase of Public Shares and not for transactions that would otherwise provide incentives." However, your disclosure on pages 23 to 24 states that "<u>It is currently anticipated that</u> funds from the trust account would only be used for the purchase of Company Warrants or Public Shares and not for transactions that would otherwise provide incentives to any sellers of such securities [emphasis added]." Please describe any possible incentives that may be provided to holders to encourage them to vote in favor of the transactions.

23.   We note your disclosure at page 24 that the actions that may be taken to secure approval of your warrantholders and stockholders "provide a way for long-term investors who support the Company and its objectives to immediately become stockholders…." Please advise how these arrangements would provide for your securities to be held by investors that do not currently hold your securities.

<u>Opinion of New Century Capital Partners, Inc., page 25</u>

24.   Please describe your obligation to indemnify New Century Capital Partners, Inc. in connection with its opinion.

25.   We note your response to our prior comment 41 and reissue the comment. Please clarify whether you will disclose in a current report on Form 8-K any purchase or

arrangement for the purchase of your securities by you, Chaparral, or your affiliates regardless of whether they occur before or after the Special Meeting.

Risk Factors, page 42

26.   We note your response to our prior comment 44 and reissue the comment in part. Please revise your filing to include risk factor disclosure on this topic.

"The NYSE Amex may delist the Company's securities, which could limit investors' ability to effect transactions in the Company's securities and subject the Company to additional trading restrictions," page 44

27.   We note your disclosure in this risk factor discussion that in order to maintain the listing of your Common Stock on the NYSE Amex, you will be required to file a new listing application upon consummation of the Transaction. Please explain whether this risk factor also applies to the delisting risk to the Public Warrants. If so, please revise your disclosure accordingly.

        In addition, please explain whether the Public Warrants, as amended, will continue to be traded on the NYSE-Amex, or whether you will have to submit a new application listing for your Public Warrants, as amended. If the latter, please explain why Rule 13e-3 is inapplicable to this transaction.

The exercise of the Company's directors' and officers' discretion in agreeing to changes or waivers …, page 49

28.   We note your response to our prior comment 62 and your disclosure at page 95 that you will not resolicit the stockholders' approval of the Transaction in the event a condition to closing of the Transaction is waived. This does not appear to be consistent with your disclosure at page 49 that you intend to circulate a new or amended proxy statement and resolicit your stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the stockholder vote on the Merger Proposal. Please advise.

29.   We note your disclosure that in the event of a change prior to the special meetings, you intend to notify your securityholders of any waiver of any material closing condition to the Transaction "as soon as possible" in advance of the special meetings via first class or overnight mail, if possible, and a press release. Please disclose the minimum amount of time that you would provide between such notification and the date of the special meetings. In addition, please provide an analysis regarding how you will provide investors with sufficient time to make an informed voting decision, taking into account the new information.

Notes to unaudited pro forma condensed combined financial information, page 134

Note 1: Notes to unaudited pro forma condensed combined balance sheets, page 134

30.   We note your disclosure in footnote 1, indicating that the pro forma information
        has been prepared assuming 30.3 million company warrants, or 50% of the total
        outstanding company warrants, will be repurchased at a price of $0.50 per
        warrant, and that 50% of the total outstanding company warrants will remain
        outstanding after consummation of the transaction.

        Please expand your disclosure to explain why you considered this 50% warrant
        redemption scenario to be factually supportable and to indicate whether any other
        scenarios are also plausible. To the extent other warrant redemption scenarios are
        plausible, your pro forma presentation may need to address the range of such
        additional scenarios.

31.   Please add disclosure to discuss your intended accounting treatment for the
        proposed modifications to your warrants as described in your warrant amendment
        proposal on page 78. Please cite the FASB ASC guidance that you intend to rely
        upon, and quantify the estimated effects of any accounting change on your
        financial statements.

The Incentive Plan Proposal, page 140

32.   We note your disclosure on page 244 that new employment agreements will be
        entered into as a condition to closing, and that they will provide for "the minimum
        amount of bonus the executive officer may be awarded in any year, the minimum
        amount of equity awards to be granted to the executive officer each year under the
        Incentive Plan [and] eligibility to participate in the Company's … incentive
        benefit plans." Please revise the Incentive Plan Proposal to include all of the
        disclosure required by Item 10 of Schedule 14A, including the New Plan Benefits
        table.

Employment Agreements, page 224

33.   If known, please disclose the amount of each type of compensation to be granted
        to each executive officer pursuant to the employment agreements.

Financial Statements

General

34.   Please revise your index to Financial Statements on page F-1 to reflect proper periods presented in your financial statements.

35.   Please include the period from June 25, 2007 (inception) to August 31, 2007 in your Statements of Operations on page F-4 and Statements of Cash Flows on page F-6 to comply with Rule 3-02(a) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

36.   Please ask your auditor BDO Seidman, LLP to revise its audit report to cover the period from June 25, 2007 (inception) to August 31, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director